UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): December 29, 2025

FLUSHING FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

000-33013

(Commission File Number)

DELAWARE

(State or other jurisdiction of incorporation)

11-3209278

(I.R.S. Employer Identification Number)

220 RXR Plaza, Uniondale, New York 11556
(Address of principal executive offices)

(718) 961-5400

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.01 par value	FFIC	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 7.01.	Regulation FD Disclosure.

On December 29, 2025, Flushing Financial Corporation, a Delaware corporation (“Flushing”), and OceanFirst Financial Corp., a Delaware corporation (“OceanFirst”), released a presentation to investors about the proposed transaction (as described below). The presentation is attached to this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

The preceding information, as well as Exhibit 99.1 referenced therein, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, or incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Item 8.01.	Other Events.

On December 29, 2025, Flushing and OceanFirst issued a joint press release announcing the execution of an Agreement and Plan of Merger, dated December 29, 2025, by and among Flushing, OceanFirst and Apollo Merger Sub Corp., a Delaware corporation and wholly-owned subsidiary of OceanFirst (“Merger Sub”, and such agreement, the “Merger Agreement”). Upon the terms and subject to the conditions set forth in the Merger Agreement: (a) Merger Sub will merge with and into Flushing, with Flushing continuing as the surviving entity (the “Merger”), (b) immediately following the Merger, Flushing will merge with and into OceanFirst, with OceanFirst continuing as the surviving entity (the “Second-Step Merger”), and (c) on the day immediately following the Second-Step Merger, Flushing Bank, a New York-chartered non-member bank and, prior to the Second-Step Merger, a wholly-owned subsidiary of Flushing (“Flushing Bank”), will merge with and into OceanFirst, National Association, a national banking association and a wholly-owned subsidiary of OceanFirst (the “Bank”), with the Bank continuing as the surviving bank.

The joint press release also announced that, in connection with the proposed transaction, OceanFirst entered into an investment agreement, dated December 29, 2025, with affiliates of funds managed by Warburg Pincus LLC (“Warburg”), pursuant to which, on the terms and subject to the conditions set forth therein, substantially concurrently with the effective time of the Merger, Warburg will invest an aggregate of $225 million in exchange for newly issued equity securities in OceanFirst.

A copy of the joint press release is attached hereto as Exhibit 99.2 and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits.

Exhibit No.	Description

99.1	Investor Presentation, dated December 29, 2025

99.2	Joint Press Release of OceanFirst Financial Corp. and Flushing Financial Corporation, dated December 29, 2025

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

Cautionary Note Regarding Forward-Looking Statements

This Current Report on Form 8-K contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between OceanFirst and Flushing and the proposed investment by Warburg in equity securities of OceanFirst. Forward-looking statements may be identified by the use of the words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between OceanFirst and Flushing and the proposed investment by Warburg, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this Current Report on Form 8-K, and on the current expectations of OceanFirst’s and Flushing’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of OceanFirst and Flushing. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act, Section 21E of the Exchange Act, and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite OceanFirst and Flushing stockholder approvals or the necessary regulatory approvals (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between OceanFirst and Flushing; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on OceanFirst’s and Flushing’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of OceanFirst and Flushing; (vii) potential difficulties in retaining OceanFirst and Flushing customers and employees as a result of the proposed transaction; (viii) OceanFirst’s and Flushing’s estimates of its financial performance; (ix) changes in general economic, political, or industry conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; (x) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; (xi) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of OceanFirst’s and Flushing’s underwriting practices and the risk of fraud; (xii) fluctuations in the demand for loans; (xiii) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund OceanFirst’s and Flushing’s activities particularly in a rising or high interest rate environment; (xiv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xv) results of examinations by regulatory authorities of OceanFirst or Flushing and the possibility that any such regulatory authority may, among other things, limit OceanFirst’s or Flushing’s business activities, restrict OceanFirst’s or Flushing’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase OceanFirst’s or Flushing’s allowance for credit losses, result in write-downs of asset values, restrict OceanFirst’s or Flushing’s ability or that of OceanFirst’s or Flushing’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvi) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xvii) changes in the markets in which OceanFirst and Flushing compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xiii) changes in consumer spending, borrowing and saving habits; (xix) slowdowns in securities trading or shifting demand for security trading products; (xx) the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; (xxi) legislative or regulatory changes; (xxii) changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxiii) potential litigation relating to the proposed transaction that could be instituted against OceanFirst, Flushing or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of OceanFirst’s or Flushing’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xxxi) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected expenses, factors or events; (xxxii) the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where OceanFirst and Flushing do business; and (xxxiii) the dilution caused by OceanFirst’s issuance of additional shares of its capital stock in connection with the transaction. The foregoing list of factors is not exhaustive. All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above.

You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of OceanFirst’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by OceanFirst or Flushing from time to time with the Securities and Exchange Commission (the “SEC”). These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither OceanFirst nor Flushing presently knows or that OceanFirst or Flushing currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect OceanFirst’s and Flushing’s expectations, plans or forecasts of future events and views as of the date of this Current Report on Form 8-K. OceanFirst and Flushing anticipate that subsequent events and developments will cause OceanFirst’s and Flushing’s assessments to change. While OceanFirst and Flushing may elect to update these forward-looking statements at some point in the future, OceanFirst and Flushing specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing OceanFirst’s and Flushing’s assessments as of any date subsequent to the date of this Current Report on Form 8-K. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Flushing gives any assurance that either OceanFirst or Flushing, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This Current Report on Form 8-K is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of OceanFirst, Flushing or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

This Current Report on Form 8-K relates to the proposed transaction between OceanFirst and Flushing and the proposed investment in OceanFirst by Warburg Pincus. OceanFirst intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of OceanFirst’s common stock and Flushing’s common stock in connection with OceanFirst’s and Flushing’s solicitation of proxies for the vote by OceanFirst’s stockholders and Flushing’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, OceanFirst and Flushing will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the OceanFirst stockholder meeting and at the Flushing stockholder meeting, as applicable. OceanFirst or Flushing may also file other documents with the SEC regarding the proposed transaction.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) WHEN THEY BECOME AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, AND THE DEFINITIVE VERSIONS THEREOF (WHEN THEY BECOME AVAILABLE), AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO SUCH DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OceanFirst or Flushing through the website maintained by the SEC at www.sec.gov.

The documents filed by OceanFirst or Flushing with the SEC also may be obtained free of charge at OceanFirst’s or Flushing’s website at https://ir.oceanfirst.com/, under the heading “Financials” or https://investor.flushingbank.com/, under the heading “Financials” , respectively, or upon written request to OceanFirst, Attention: Investor Relations, 110 West Front Street, Red Bank, New Jersey 07701 or Flushing, Attention: Investor Relations, 220 RXR Plaza, Uniondale, New York 11556, respectively.

Participants in Solicitation

OceanFirst and Flushing and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from OceanFirst’s stockholders or Flushing’s stockholders in connection with the proposed transaction under the rules of the SEC. OceanFirst’s stockholders, Flushing’s stockholders and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of OceanFirst and Flushing in OceanFirst’s registration statement on Form S-4 that will be filed, as well other documents filed by OceanFirst or Flushing from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of OceanFirst’s or Flushing’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by OceanFirst or Flushing will also be available free of charge from OceanFirst or Flushing using the contact information above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FLUSHING FINANCIAL CORPORATION

Date: December 29, 2025	By:	/s/ Susan K. Cullen
		Name	Susan K. Cullen
		Title:	Senior Executive Vice President and Chief Financial Officer

Exhibit 99.1

December 29, 2025 OceanFirst Financial Corp. Announces Agreement to Acquire Flushing Financial Corporation

Legal .Disclaimer . . Cautionary Note Regarding Forward-Looking Statements This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between OceanFirst Financial Corp. (“OceanFirst”) and Flushing Financial Corporation (“Flushing”) and the proposed investment by Warburg Pincus LLC (“Warburg Pincus”) in equity securities of OceanFirst. Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between OceanFirst and Flushing and the proposed investment by Warburg Pincus, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of OceanFirst’s and Flushing’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of OceanFirst and Flushing. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995. These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite OceanFirst and Flushing stockholder approvals or the necessary regulatory approvals (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between OceanFirst and Flushing; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on OceanFirst’s and Flushing’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of OceanFirst and Flushing; (vii) potential difficulties in retaining OceanFirst and Flushing customers and employees as a result of the proposed transaction; (viii) OceanFirst’s and Flushing’s estimates of its financial performance; (ix) changes in general economic, political, or industry conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; (x) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; (xi) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of OceanFirst’s and Flushing’s underwriting practices and the risk of fraud; (xii) fluctuations in the demand for loans; (xiii) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund OceanFirst’s and Flushing’s activities particularly in a rising or high interest rate environment; (xiv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xv) results of examinations by regulatory authorities of OceanFirst or Flushing and the possibility that any such regulatory authority may, among other things, limit OceanFirst’s or Flushing’s business activities, restrict OceanFirst’s or Flushing’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase OceanFirst’s or Flushing’s allowance for credit losses, result in write-downs of asset values, restrict OceanFirst’s or Flushing’s ability or that of OceanFirst’s or Flushing’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvi) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xvii) changes in the markets in which OceanFirst and Flushing compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xviii) changes in consumer spending, borrowing and saving habits; (xix) slowdowns in securities trading or shifting demand for security trading products; (xx) the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; (xxi) legislative or regulatory changes; (xxii) changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against OceanFirst, Flushing or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of OceanFirst’s or Flushing’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xxxi) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected expenses, factors or events; (xxxii) the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where OceanFirst and Flushing do business; and (xxxiii) the dilution caused by OceanFirst’s issuance of additional shares of its capital stock in connection with the transaction. The foregoing list of factors is not exhaustive. All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of OceanFirst’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by OceanFirst or Flushing from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither OceanFirst nor Flushing presently knows or that OceanFirst or Flushing currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect OceanFirst’s and Flushing’s expectations, plans or forecasts of future events and views as of the date of this document. OceanFirst and Flushing anticipate that subsequent events and developments will cause OceanFirst’s and Flushing’s assessments to change. While OceanFirst and Flushing may elect to update these forward-looking statements at some point in the future, OceanFirst and Flushing specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing OceanFirst’s and Flushing’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Flushing gives any assurance that either OceanFirst or Flushing, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Legal .Disclaimer . . (Continued) Additional Information and Where to Find It This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of OceanFirst, Flushing or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law. This document relates to the proposed transaction between OceanFirst and Flushing and the proposed investment in OceanFirst by Warburg Pincus. OceanFirst intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of OceanFirst’s common stock and Flushing’s common stock in connection with OceanFirst’s and Flushing’s solicitation of proxies for the vote by OceanFirst’s stockholders and Flushing’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, OceanFirst and Flushing will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the OceanFirst stockholder meeting and at the Flushing stockholder meeting, as applicable. OceanFirst or Flushing may also file other documents with the SEC regarding the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and joint proxy statement/prospectus (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) when they become available, and any other relevant documents filed with the SEC, And the definitive versions thereof (when they become available), as well as any amendments or supplements to SUCH documents, CAREFULLY AND IN THEIR ENTIRETY because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OceanFirst or Flushing through the website maintained by the SEC at www.sec.gov. The documents filed by OceanFirst or Flushing with the SEC also may be obtained free of charge at OceanFirst’s or Flushing’s website at https://ir.oceanfirst.com/, under the heading “Financials” or https://investor.flushingbank.com/, under the heading “Financials” , respectively, or upon written request to OceanFirst, Attention: Investor Relations, 110 West Front Street, Red Bank, New Jersey 07701 or Flushing, Attention: Investor Relations, 220 RXR Plaza, Uniondale, New York 11556, respectively. Participants in Solicitation OceanFirst and Flushing and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from OceanFirst’s stockholders or Flushing’s stockholders in connection with the proposed transaction under the rules of the SEC. OceanFirst’s stockholders, Flushing’s stockholders and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of OceanFirst and Flushing in OceanFirst’s registration statement on Form S-4 that will be filed, as well other documents filed by OceanFirst or Flushing from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of OceanFirst’s or Flushing’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by OceanFirst or Flushing will also be available free of charge from OceanFirst or Flushing using the contact information above.

Transaction . . . Highlights and Strategic Rationale Creating a Scaled, High Performing Franchise with Considerable Upside Value Creation Driven by Delivering OceanFirst’s Robust Products and Services Through Flushing’s 95+ Year Old Long Island and New York City Distribution Channel Meaningfully Enhances Pro Forma Profitability (NIM, ROAA, ROATCE) and Capital Generation Pristine Credit History, Conservative Marks Informed by In-Depth Diligence with Strong Capital and Liquidity + Diversifies Loan Portfolio with Clear Path to Reducing CRE Concentration Over Time $225mm Investment from Highly Sophisticated Investor in Warburg Pincus, Supported by Rigorous and Thorough Due Diligence Well-Respected Management Team with Proven Track Record of M&A Integration Clear Upside Opportunities (not modeled) from Optimizing Balance Sheet, Deepening Customer Relationships, Increasing Market Penetration and Accelerating Growth Initiatives 4 Note: Third party diligence was performed by third parties only for the benefit of the respective clients, and neither such third-party diligence nor the diligence of Warburg Pincus may be relied upon by any OceanFirst and Flushing shareholder or other third party; No such diligence is a recommendation to any person, or otherwise expresses any view, as to how any shareholder should vote with respect to any matter relating to the proposed transaction

Creating a Scaled, High Performing Franchise

Pro Forma Performance Metrics

Increased Scale	**$23bn** Assets	**#2** [1] Long Island [2] Community Share	**#2** [1] New Jersey Community Share
Enhanced Profitability *(2027E)*	**1.00%** ROAA *+0.40% vs. 3Q standalone* [3]	**12.6%** ROATCE *+5.4% vs. 3Q standalone* [3]	**1.73%** NIX / Avg. Assets *(0.25%) vs. 3Q standalone* [3]
Conservative Balance Sheet	**10.8%** CET1 Ratio [4]	**1.5%** ACL / Loans HFI **2.2%** Loss Absorption [5]	**$225mm** Equity Raise from WARBURG PINCUS
Financially Attractive	**16%** '27E EPS Accretion	**(6%) / 3.1yrs** TBVPS Dilution / Earnback	**24%** Internal Rate of Return [6]

Accelerates Expansion in Attractive Long Island / New York City Markets



OCFC – Retail Branches (41)
OCFC – Commercial Centers (9)
FFIC (30)
MA
NY
NJ
PA
MD
OCFC Deposits
NJ
94%
$10.4bn
5%
1%
NY(7)
Other
OCFC + FFIC
Long Island (2)
Other
<1%
39%
$17.7bn
55%
NJ
6%
NY(7)

Key OceanFirst NY[7] stats today:

- Entered 2019
- Branches: 5
- Total deposits: $815mm
- Total loans: $2.2bn

5

Source: Company filings, FactSet, S&P Global Market Intelligence; Note: Market data as of December 26, 2025; Financial data as of September 30, 2025
(1) Reflects deposit market share for community banks defined as institutions with less than $50bn assets; (2) Long Island consists of Kings County, Nassau County, Queens County and Suffolk County; (3) Annualized quarterly core figures as of September 30, 2025; (4) Pro forma regulatory capital ratios assume CET1 treatment for securities to be issued to Warburg Pincus, which will include Common Stock and Non-Voting Common Equivalent Stock; (5) Reflects total ACL and fair value mark on loans relative to pro forma gross loans; (6) Assumes 10.0x exit multiple and 10.0% CET1 target; (7) Excludes Long Island

OCEANFIRST

Snapshot of FLUSHING

Financial Overview

Balance Sheet	**$8.9bn** Assets	**$7.4bn** Deposits	**$6.6bn** Net Loans
Deposit Franchise	**~7 years** Average Tenure [2]	**~$41,000** Avg. Deposit Size [2]	**90%** Loans / Deposits
Loan Portfolio	**5.76%** Yield on Loans	**88%** Commercial Loans	**0.07%** 10-year Avg. NCOs
Capital	**8.6%** Leverage Ratio	**10.5%** CET1	**14.7%** Total Capital

- ✓ **Long Operating History with Deep Roots**: 95+ Years in the Market
- ✓ **Significant Share in Markets**: #2 Market Share in Long Island[1]
- ✓ **Robust Market Opportunities**: ~1.4 million Small Businesses in its Markets[3]
- ✓ **Pristine Credit History**: Conservative Underwriting Standards
- ✓ **Ethnic Community Niche:** ~1/3 of Branches Are in Asian Markets

Leading Long Island Footprint[1]

Branch Locations (30)


New York
Kings
Queens
Nassau
Suffolk

Kings County[1]

	Institution	Market Deposits	Market Share
1.	Apple	$2,149	3.2%
2.	Dime	1,190	1.8%
3.	**Flushing**	**798**	**1.2%**
4.	Ridgewood	514	0.8%
5.	Northfield	444	0.7%

Queens County[1]

	Institution	Market Deposits	Market Share
1.	Ridgewood	$3,290	4.2%
2.	**Flushing**	**1,649**	**2.1%**
3.	Maspeth	1,213	1.5%
4.	Dime	1,093	1.4%
5.	Cathay	1,025	1.3%

Nassau County[1]

	Institution	Market Deposits	Market Share
1.	**Flushing**	**$3,737**	**3.9%**
2.	Apple	2,079	2.2%
3.	Dime	1,861	1.9%
4.	Esquire	1,797	1.9%
5.	ConnectOne	1,762	1.8%

Suffolk County[1]

	Institution	Market Deposits	Market Share
1.	Dime	$6,343	10.1%
2.	BankUnited	2,126	3.4%
3.	Apple	1,438	2.3%
4.	ConnectOne	1,420	2.3%
5.	**Flushing**	**653**	**1.0%**

	Kings County	Queens County	Nassau County	Suffolk County
Population	2.6mm	2.3mm	1.4mm	1.5mm
Deposits	$68.3bn	$79.2bn	$96.3bn	$62.8bn
Small Businesses[3]	~360,000	~325,000	~210,000	~200,000

Source: U.S Census Bureau, Company filings, S&P Global Market Intelligence; Note: Branch and market share data as of June 30, 2025 per FDIC filings; Financial data as of September 30, 2025
(1) Rank includes institutions with less than $50bn assets; Long Island consists of Kings, Queens Nassau and Suffolk Counties; (2) Excludes government and brokered deposits; (3) Reflects firms with <500 employees

6

OceanFirst

Well-Placed Branch Distribution Network with Opportunity to Gain Share and Drive Value in Micro-Areas

Micro-Area	County	Total Deposits in Market ($bn)	Flushing Presence ($mm)			Average Branch Deposits in Market ($mm)	G-SIB Presence [(1)]	
			Deposits	Branches	Deposits per Branch		Deposit Share	#1 Share
Midtown East	New York	$31.7	$190	1	$190	$1,058	52%	✓
Chinatown	New York	13.2	134	1	134	440	76%	✓
Gramercy	New York	12.4	181	1	181	429	59%	✓
Downtown Flushing	Queens	11.7	425	2	213	316	71%	✓
Melville	Suffolk	7.5	5	1	5	470	29%	–
Brooklyn Heights	Kings	7.5	315	1	315	414	87%	✓
New Hyde Park	Nassau	7.2	567	1	567	377	56%	–
Bay Ridge	Kings	5.0	86	1	86	209	58%	✓
Garden City	Nassau	4.8	313	1	313	254	57%	✓
Forest Hills	Queens	4.8	165	1	165	230	64%	✓
Borough Park	Kings	4.8	74	1	74	228	74%	✓
Hauppauge	Suffolk	4.6	26	1	26	351	32%	–
Financial District	New York	4.5	0 [(2)]	0 [(2)]	–	451	93%	✓
Jackson Heights	Queens	4.3	1	1	1	239	66%	✓
Bensonhurst	Kings	3.8	39	1	39	221	79%	✓
Top 15 Micro-Areas		**$127.8**	**$2,521**	**15**	**$168**	**$397**	**61%**	**–**

Overview of Flushing Branch Network

- Flushing's branches compete in select zip codes that contain $153 billion of FDIC deposits
- These micro-areas represent key opportunities to capture additional share
- The combined institution will leverage Flushing's success and OceanFirst's deposit growth capabilities to accelerate market expansion
- Of Flushing's 30 branches, 27 are in micro-areas where the leading market share is held by G-SIBs[(1)]

Source: Company Filings, S&P Global Market Intelligence; Branch and Market Data as of June 30, 2025 per FDIC filings
(1) G-SIB (Global Systemically Important Bank) defined as banks with a systemic-risk profile deemed so significant that its failure could trigger widespread financial instability across global markets; Currently comprised of 29 institutions internationally designated based on assessments by the Financial Stability Board (FSB) and Basel Committee on Banking Supervision (BCBS); (2) De novo branch and not currently included branch count

7

OceanFirst

Considerable Value Creation From Combining Flushing's Distribution Channels with OceanFirst's Commercial Product Set

Deploy OceanFirst's Broader and More Robust Products and Services to Flushing's Customers and Markets

Treasury Management

Full Suite of Solutions Offered Through Advanced Back-Office Technology and Dedicated Client Services Team

- ✓ ACH Credit and Filtering
- ✓ Commercial Card
- ✓ Coin & Currency Ordering
- ✓ Escrow
- ✓ Foreign Wire
- ✓ Global Trade
- ✓ Merchant Services
- ✓ Sweep Accounts

C&I Focus: Premier Bank

Relationship-Driven, Team-Based Approach to Service, Resulting in Superior High-Touch Client Experience

- ✓ **$242mm Deposits** as of 9/30/2025
- ✓ **1,100 New Accounts** Across **~300 Relationships**
- ✓ **9 Teams Hired** and Onboarded (36 FTEs)
- ✓ Organically **Targeting $2–3bn Deposits** By End of 2027
- ✓ Transaction Provides Opportunity to Accelerate Initiatives

Digital Capabilities: OFBConnect®

Focus on Delivering a Secure, Comprehensive Digital Experience for Clients that Rivals Top-Tier Competitors

- ✓ Core Conversion to **Fiserv Premier** in 2021
- ✓ Planned Upgrade to Q2 in 2026
- ✓ Currently Hosts **~3,000 Commercial Clients**
- ✓ Provides and Enables Self-Service Capabilities, including Streamlined Online Lending Applications

Combination Will Accelerate Progress in Key Areas, Driving Further Upside

1-Year Change



Noninterest-Bearing Deposits
+12%
+6%
Cost of Deposits
(0.43%)
(0.38%)
C&I Loans (1)
+1%
+33%
Multifamily Loans
(7%)
(2%)
CRE Concentration (2)
(45%)
(11%)

8

Source: Company filings, S&P Global Market Intelligence; Note: Financial data as of September 30, 2025
(1) Includes owner-occupied commercial real estate loans; (2) Reflects bank-level CRE concentration

OceanFirst

Pro Forma Financial Snapshot

Pro Forma Scale				
$23bn Total Assets	**$18bn** Total Deposits	**$17bn** Net Loans	**$1.8bn** Tangible Common Equity	**$1.9bn** Market Capitalization[1]

Financial Impacts

Highly Attractive and Compelling Financials

- **16%** – 2027E EPS Accretion
- **(3%)** – TBV Dilution (Ex-Rate Marks)[2]
- **(6%)** – TBV Dilution (With Rate Marks)
- **3.1 years** – Earnback

Profitability

Strong Profitability Metrics with Clear Plan for Upside

- **12.6%** – 2027E ROATCE
- **1.00%** – 2027E ROAA
- **53%** – 2027E Efficiency
- **3.2%** – 2027E Net Interest Margin

Balance Sheet

Conservative Reserves & Path to CRE Reduction

- **1.5%** – ACL / Loans HFI
- **96%** – Loans / Deposits
- **461%** – CRE Concentration [3]
- **20%** – Cash + Securities / Assets

Pro Forma Capital Ratios

~50bps of Annual CET1 Generation

- **8.0%** – TCE Ratio
- **10.8%** – CET1 Ratio [4]
- **14.2%** – Total Risk Based Ratio
- **8.3%** – Leverage Ratio

Source: Company filings, FactSet, S&P Global Market Intelligence; Note: Assumptions consistent with Page 11; Metrics inclusive of $225 million common raise; Market data as of December 26, 2025; Financial data as of September 30, 2025

(1) Based on OceanFirst's share price of $19.76 as of December 26, 2025; (2) Excludes interest rate marks on loans, time deposits and other debt; (3) Reflects bank level regulatory CRE as a percentage of bank level Tier 1 capital and allowable ACL; (4) Pro forma regulatory capital ratios assume CET1 treatment for securities to be issued to Warburg Pincus, which will include Common Stock and Non-Voting Common Equivalent Stock

9

OCEANFIRST

Diversifies and De-risks Balance Sheet

Go-Forward Strategy

- ✓ In December 2025, OceanFirst completed a credit risk transfer on a $1.5bn pool of its residential loans, **increasing CET1 by ~50bps**
- ✓ **Conservative mark** on Flushing's portfolio: **~4x current reserves**, with a **10%+** total mark on Rent-Regulated Multifamily supported by robust credit diligence
- ✓ Benefits from significant pro forma capital generation: **+50bps CET1 annually** from accretion of interest rate marks and core earnings stream
- ✓ Plan to evaluate **opportunities to optimize the balance sheet** and continue to **reduce CRE concentration over time**

Both Banks Have a History of Conservative Underwriting

OceanFirst	Flushing	Commercial midcaps[1]
15bps	18bps	78bps
Avg. NCOs since '08[2]	Avg. NCOs since '08[2]	Avg. NCOs since '08[2]

Areas of Focus

Higher Priority	Lower Priority
C&I	Investor CRE
Treasury Management	Multifamily
Branch Performance	Residential Mortgage
Profitability	Balance Sheet Size


Residential
30%
23%
OceanFirst
Pro Forma
Multifamily
37%
20%
Flushing
Pro Forma
Office
10%
7%
OceanFirst
Pro Forma

10

Source: Company filings, FactSet, S&P Global Market Intelligence; Note: Financial data as of September 30, 2025
(1) Represents all U.S. commercial banks between $10–50bn assets; (2) Average NCOs calculated as total charge-offs for the period divided by average total loans; use of annualized amount for 9/30/2025 period

OceanFirst

Transaction Summary

Structure	• 100% common stock • Fixed exchange ratio of 0.8500 shares of OceanFirst for each Flushing share
Pricing / Multiples	• $16.80 per FFIC share / $579mm deal value, at-market transaction[1] • Price / 2026E of 10.6x; Price / 2027E of 9.6x; Price / Synergized 2027E of 5.0x[2] • Price / TBVPS of 0.80x • Pay-to-trade of 79%
Capital Raise	• $225mm committed equity raise from Warburg Pincus[3] • Purchase price is fixed at $19.76 per OCFC share, which will fund concurrent with the merger closing
Ownership	• 58% OceanFirst | 30% Flushing | 12% Warburg Pincus[4]
Governance	• Pro forma board consisting of 10 OceanFirst directors, 6 Flushing directors and 1 from Warburg Pincus • John Buran (Flushing) to serve as non-executive Chairman • Chris Maher (OceanFirst) to serve as Chief Executive Officer and succeed as Board Chair in 2028 • Significant talent retention within client-facing roles from Flushing to support OceanFirst's continued expansion into New York and Long Island markets
Approvals & Closing	• Anticipated closing in 2Q 2026 • Contingent on customary regulatory approvals and shareholder approvals from both parties

Source: Company filings, FactSet, S&P Global Market Intelligence; Note: Market data as of December 26, 2025; Financial data as of September 30, 2025
(1) Based on OceanFirst's share price of $19.76 as of December 26, 2025; (2) Includes cost savings, all interest rate mark and purchase accounting impacts as well as Durbin dis-synergy; (3) Warburg Pincus will also receive a warrant for non-voting common equivalent stock representing the economic equivalent of 11.4mm shares of common stock with a strike price of $19.76 per share of common stock and a mandatory conversion when OceanFirst stock closes at or above $30.00 for 20 days in a 30 day period. The warrants cannot be exercised until the third anniversary, OceanFirst stock closing above $30.00 causing a mandatory conversion or in connection with certain limited circumstances; (4) Warburg Pincus ownership excludes warrants

11

OceanFirst

Creating . . . a New Regional Bank with Valuation Upside Combination Meaningfully Improves Profitability Pro Forma Profitability and Valuation Considerations Noninterest Expense / Avg. Assets Net Interest Margin Pro forma company will have strong profitability characteristics (significant (25bps) +25bps improvement in efficiency, NIM, ROATCE and ROAA metrics) Potential balance sheet optimization presents an opportunity to further 1.98% 1.89% 3.11% 3.16% improve margins and return metrics 1.73% 2.91% Does not include identified go-forward revenue synergies Enhanced Profitability Drives Implied Pro Forma Valuation Upside 3Q’25A(1) 2027E 2027E 3Q’25A(1) 2027E 2027E 3.20x Pro Forma (2) Pro Forma (2) 2.70x ROATCE ROAA +538bps +40bps 2.20x (2) Pro Forma ROATCE Top Quartile KRX (3) 1.79x 1.70x 12.6% 1.00% P/TBV 10.3% 0.77% Bottom Quartile KRX(3) 1.39x 7.2% 0.60% 1.20x 0.70x 3Q’25A(1) 2027E 2027E 3Q’25A(1) 2027E 2027E 0.20x Pro Forma (2) Pro Forma (2) 8.0% 10.0% 12.0% 12.6% 14.0% 16.0% 18.0% 20.0% 2027E ROATCE 12 Source: S&P Global Market Intelligence, FactSet, Company filings; Note: Market data as December 26, 2025; Financial data as of September 30, 2025 (1) Reflects annualized quarterly core figures as of September 30, 2025; (2) Includes impact of $225mm capital raise; (3) Represents the Nasdaq Regional Banking Index

Well-Structured and Thoroughly Diligenced Transaction

OceanFirst + FLUSHING

Well-Structured Investment

Warburg Pincus

- Highly experienced bank investor
- Investment made at-the-market price (>1.00x P/TBV)
- Warrants are capped and not exercisable for 3 years
- Commissioned detailed third-party diligence of both OceanFirst and Flushing
- Structured to align interest with shareholders, with no downside protection

Thorough Due Diligence Process with Deep Dive in Credit

Third-Party Diligence Partners

curinos | JLL | KPMG | maverick | SRA

- Multiple stress test analyses
- $4.6bn of Flushing loans reviewed (~70% coverage)
- 100% of Flushing's criticized and classified loans
- 80% of Flushing's commercial loans, consisting of:
  - **100% of Flushing's rent regulated portfolio**
  - 70% of Flushing's non-rent regulated commercial portfolio
- Re-scoring 1,945 individual Flushing loans based on a historical range of losses and qualitative factors
- Loss factor applied to Flushing's non-commercial portfolio based on loan sample
- 70% of OceanFirst's commercial loan portfolio

Advisors

Advisor	Role
Keefe, Bruyette & Woods (A Stifel Company)	*Financial Advisor to OceanFirst*
Piper Sandler	*Financial Advisor to Flushing*
J.P.Morgan	*Capital Markets Advisor and Sole Placement Agent to OceanFirst*
Jefferies	*Financial Advisor to Warburg Pincus*
Simpson Thacher	*Legal Advisor to OceanFirst*
HHR	*Legal Advisor to Flushing*
Wachtell Lipton Rosen & Katz	*Legal Advisor to Warburg Pincus*

Note: Third party diligence was performed by third parties only for the benefit of the respective clients, and neither such third-party diligence nor the diligence of Warburg Pincus may be relied upon by any OceanFirst and Flushing shareholder or other third party; No such diligence is a recommendation to any person, or otherwise expresses any view, as to how any shareholder should vote with respect to any matter relating to the proposed transaction

13 OceanFirst

Disciplined Acquiror with Successful Integration History

- 1902 – Founded in Point Pleasant Beach, NJ
- 1996 – IPO to Mutual Depositors; Established Commercial Lending
- 2000 – Established Trust and Asset Management
- 2015 – Beginning of Digital Transformation; Commercial LPO Expansion
- 2016
- 2017 – 1st FinTech Equity Investment
- 2018 – Adopted National Charter
- 2019 – Best Rated Digital Bank in NJ
- 2020
- 2021 – Core Conversion to Fiserv Premier; Continued Expansion of Commercial Platform
- 2022 – 2023 – 2024 – Solidified deposit base and balance sheet. Executed on internal optimization initiatives to drive operating leverage
- 2025 – Reinvestment into growth with the launch of the Premier Banking deposit teams and C&I hiring

Total Assets ($ in Millions)



Organic
M&A
2015 – 3Q'25 CAGR: 25.2%(1)
COLONIAL AMERICAN BANK
CAPE BANCORP
SUN BANCORP, INC.
Capital Bank
COUNTRY BANK
TwoRiver
FLUSHING
$2,593
142
2,451
$5,167
2,615
2,552
$5,416
$7,516
2,044
5,472
$8,246
495
7,751
$11,448
1,907
9,541
$11,740
$13,104
$13,538
$13,421
$23,197
8,872
14,325
2015
2016
2017
2018
2019
2020
2021
2022
2023
2024
Pro Forma(1)

Well-Regarded Management Team

- ✓ Extensive prior experience at large banks
- ✓ Proven M&A integration expertise
- ✓ Demonstrated track record of successful transactions
- ✓ Retain key Flushing personnel with market and product expertise

14

Source: Company filings, S&P Global Market Intelligence; Note: Financial data as of September 30, 2025
(1) Pro forma for acquisition of Flushing

OCEANFIRST

Appendix

Transaction Assumptions

Earnings	• Projections based on consensus analyst estimates
Cost Savings	• Estimated at 35.0% of Flushing's non-interest expense (50% phased-in in 2026E, 100% thereafter)
One-Time Expenses	• Pre-tax one-time expenses of $106 million (1.7x 2026E fully-phased in cost synergies or 18% of deal value)
Capital Raise	• $225mm committed equity raise from Warburg Pincus[1] • Purchase price is fixed at $19.76 per OCFC share (>1.00x P/TBV), which will fund concurrent with the merger closing
Credit Mark	• Gross credit mark of 2.6% of Flushing's gross loans at close ($174 million, ~4.1x current reserves) • 8% credit mark (10%+ total mark inclusive of rate component) on FFIC's $1.4 billion Rent-Regulated Multifamily portfolio • Assumes early adoption of FASB's amendments to ASU 2016-13, eliminating non-PCD credit mark and related "double-count"
Pre-Tax Interest Rate Marks	• $129mm (1.9%) loan portfolio write-down, accreted over 4 years straight line • $4mm (8.2%) HTM securities portfolio write-down, accreted over 4 years straight line • $5mm (0.2%) time deposit portfolio write-down, amortized over 1 year straight line • $27mm (5.0%) debt write-down, amortized over 4 years straight line
Other Items	• Core deposit intangibles of 1.15%, amortized over 7 years sum-of-the-years-digits • 27% marginal effective tax rate on Flushing's earnings and merger adjustments • Assumes a $0.4mm after-tax reduction in Flushing's interchange income (45.0%) from Durbin amendment • OCFC standalone and pro forma capital ratios include the 50bps benefit of a credit risk transfer transaction that was completed on 12/10/2025 – 50% risk-weighting on a ~$1,500 million loan pool is reduced to ~20% with first loss protection of 5.0% – 4.75% CDS premium expensed through NIE on a standalone basis, approximately $3.4 million pre-tax in 2026 • ~125k OCFC share repurchase suspended through close on a pro forma basis • Allocated $5mm one-time community charitable contribution, covering 6 years of Flushing's annual CRA spend

Source: Company filings, FactSet, S&P Global Market Intelligence; Note: Market data as of December 26, 2025; Financial data as of September 30, 2025

(1) Warburg Pincus will also receive a warrant for non-voting common equivalent stock representing the economic equivalent of 11.4mm shares of common stock with a strike price of $19.76 per share of common stock and a mandatory conversion when OceanFirst stock closes at or above $30.00 for 20 days in a 30 day period. The warrants cannot be exercised until the third anniversary, OceanFirst stock closing above $30.00 causing a mandatory conversion or in connection with certain limited circumstances; Pro forma regulatory capital ratios assume CET1 treatment for securities to be issued to Warburg Pincus, which will include Common Stock and Non-Voting Common Equivalent Stock

16

OCEANFIRST

Pro Forma . . . Earnings Per Share Reconciliation ($ in millions) 2027E EPS Reconciliation Impact OceanFirst 2027 Consensus Net Income $123.7 (1) OceanFirst Standalone Net Income Adjustments (2.2) OceanFirst 2027 Net Income $121.5 Flushing 2027 Consensus Net Income $59.7 After-Tax Transaction Adjustments Cost Savings $46.4 Accretion of Fair Value Marks 18.5 Benefit of Capital Raise, Net of Costs 4.8 Durbin Amendment Impact (0.4) Benefit from OceanFirst Consensus Repurchase Reversal 0.3 Elimination of Flushing’s Amortization Expense 0.3 Core Deposit Intangible Amortization from Transaction (8.1) OceanFirst Pro Forma Net Income $242.9 OceanFirst Average Diluted Shares Outstanding 56.5 Reversal of Share Repurchases in Consensus 0.5 Shares Issued to Flushing 29.3 Shares Issued to Warburg Pincus 11.4 Pro Forma Average Diluted Shares Outstanding 97.7 Pro Forma 2027 EPS $2.48 OceanFirst Standalone 2027 EPS $2.15 $—EPS Accretion to OceanFirst $0.34%—EPS Accretion to OceanFirst 16% 17 Source: Company filings, FactSet, S&P Global Market Intelligence; Note: Market data as of December 26, 2025; Financial data as of September 30, 2025; Assumes 3/31/2026 close for modeling purposes (1) Reflects impact of $185mm subordinated debt new issuance, redemption of existing $125mm subordinated notes and credit risk transfer transaction that was completed on 12/10/2025

Purchase Accounting Summary

TBVPS Build to Close	$ millions	Basic Shares (millions)	$ Per Share
OceanFirst TBVPS as of 9/30/25	$1,120.2	57.4	$19.52
(+) Earnings Prior to Close	41.4		
(-) Dividends Prior to Close	(22.9)		
(-) Repurchases in Consensus Prior to Close	(2.5)	(0.1)	
(+) Amortization of Existing Intangibles	1.7		
OceanFirst Standalone TBVPS at Close	**$1,137.8**	**57.3**	**$19.87**
Pro Forma Merger Adjustments			
OceanFirst Standalone TBVPS at Close	$1,137.8	57.3	$19.87
(+) Merger Consideration	579.2	29.3	
(+) Bargain Purchase Gain	8.8		
(-) Core Deposit Intangible Created	(50.0)		
(-) After-Tax Restructuring Expenses	(80.0)		
(+) OceanFirst Repurchase Reversal	2.5	0.1	
(+) Warburg Pinucs Equity Investment	225.0	11.4	
OceanFirst Pro Forma TBVPS at Close	**$1,823.4**	**98.1**	**$18.59**
$ - TBVPS Impact to OceanFirst			**($1.28)**
% - TBVPS Impact to OceanFirst			**(6%)**

Goodwill & Intangibles Reconciliation	$ millions
Merger Consideration	**$579.2**
Standalone Flushing TBV at Close	721.3
(-) Net Impact of Fair Value Adjustments	(232.7)
(+) DTA on Fair Value Adjustments	62.8
(+) DTL Associated with Existing Intangibles	0.2
Flushing Adjusted TBV at Close	**$551.6**
Excess Over Adjusted TBV	$27.7
(-) Core Deposit Intangible Created	(50.0)
(+) DTL on Core Deposit Intangible Created	13.5
Goodwill Created / (Bargain Purchase)	**($8.8)**

18

Source: Company filings, FactSet, S&P Global Market Intelligence; Note: Market data as of December 26, 2025; Financial data as of September 30, 2025; Assumes 3/31/2026 close for modeling purposes

OceanFirst

Diversified . . . Pro Forma Loan and Deposit Mix Pro Forma Consumer & Other Residential Consumer & Other CRE—Investor CRE—Investor 2% CRE—Investor Construction 1% 12% Owned Residential Owned Residential 25% Owned 1% C&I—Non- 27% 23% 26% 30% RE 9% Loan $10.6bn $6.7bn Construction 4% $17.3bn Office 12% 2% Mix 10% C&I—RE Office 7% Office 9% 6% Rent-Regulated <1% C&I—Non-RE 7% Construction 8% Multifamily(1) 18% Rent-Regulated 10% 19% 10% (1) 9% Rent-Regulated 13% Multifamily Multifamily Multifamily Multifamily(1) C&I—Non-RE C&I—RE C&I—RE Multifamily 3Q’25 Yield: 5.49% 3Q’25 Yield: 5.76% 3Q’25 Yield: 5.59% Mortgage Escrow Mortgage Escrow NIB Demand NIB Demand NIB Demand Time 1% 1% 17% 13% Time 15% Deposits 21% Time Deposits Deposits 26% 33% Interest- Interest-Interest-Bearing Bearing Deposit $10.4bn Bearing $7.4bn $17.9bn Savings 10% Demand Demand 29% Demand 6% Mix Savings 35% 1% 39% Savings 13% 17% Money 23% Market Money Money Market Market 3Q’25 Cost: 2.06% 3Q’25 Cost: 3.11% 3Q’25 Cost: 2.50% 19 Source: Company filings, S&P Global Market Intelligence; Financial Data as of September 30, 2025 (1) Rent-Regulated Multifamily is defined as buildings with >50% Rent-Regulated units

Flushing's Granular & Low Risk Rent-Regulated Multifamily Portfolio

- Granular loan portfolio ($1.3mm average loan size)
- Flushing targets multigenerational borrowers with low tax basis and long term buy and hold strategies
- Loans that contain properties with >50% Rent-Regulated units are about one-third (~$1.2bn) of the combined Multifamily portfolio
- Borrowers have over 50% equity in these properties, with average seasoning of nearly 8 years
- Historical credit performance is solid with low levels of delinquencies, criticized, and classified loans
- ~38% of portfolio meets financial metrics for GSE financing

Portfolio by % Regulated Units



% of Rent-Regulated Units:
100%
50–99%
<50%
17%
48%
35%
$1.4bn (1)
Rent-Regulated Portfolio

Portfolio Statistics

Portfolio Size [1]	$1.4 billion
Average Loan Size	$1.3 million
Current Weighted Average Coupon	5.30%
Weighted Average LTV [2]	55%
% of Loans with LTV >75% [2]	0.71%
Weighted Average DCR [3]	1.7x
NPLs / Loans	0.65%

In-Depth Diligence Conducted on 100% of Flushing's Rent-Regulated Multifamily Portfolio

20

Source: Company filings, S&P Global Market Intelligence; Note: Financial data as of September 30, 2025
(1) Includes all multifamily loans that have Rent-Regulated units; (2) Based on appraisal at origination; (3) Based on annual loan reviews; Excludes co-ops

OceanFirst

Long Track Record of Public Market Bank Investing Founded in 1966, Warburg Pincus has raised 21 private equity funds with over $110 billion in committed capital 50-year history of investing in Financial Services, including nearly 30 years in the banking sector $20+ billion invested into 150+ Financial Services companies Warburg Pincus has invested over $4.5bn in 23 regulated banking institutions around the world Select Past and Current U.S. Bank Investments 21

Exhibit 99.2

Company Contact:

Patrick C. Barrett

Chief Financial Officer

OceanFirst Financial Corp.

1.888.623.2633 ext. 27507

Email: pbarrett@oceanfirst.com

FOR IMMEDIATE RELEASE

OceanFirst Financial Corp. and Flushing Financial Corporation

Announce Merger Agreement and $225 Million Strategic Investment from Warburg Pincus

•	Creates a scaled, high performing regional bank with $23 billion in assets strategically located in attractive New Jersey, Long Island and New York markets

•	Meaningfully enhances profitability metrics with estimated EPS accretion of 16%, ROATCE of 13% and ROAA of 1.00% by 2027

•	$225 million equity raise, priced at-the-market, is fully committed at a fixed price after extensive investor due diligence by Warburg Pincus[1]

RED BANK, N.J. and UNIONDALE, N.Y. December 29, 2025. OceanFirst Financial Corp. (NASDAQ: “OCFC”), (“OceanFirst”), the holding company for OceanFirst Bank N.A., and Flushing Financial Corp. (NASDAQ: “FFIC”) (“Flushing”), the holding company for Flushing Bank, today announced entry into a definitive merger agreement pursuant to which the companies will combine in an all-stock merger transaction. Upon completion of the Flushing merger, Flushing Bank will merge into OceanFirst Bank, with OceanFirst Bank surviving the bank merger. Based on OceanFirst’s closing stock price on December 26, 2025 of $19.76, the transaction is valued at $579 million and will create a high-performing regional bank with a significant presence across attractive New Jersey, Long Island and New York markets.

[1]

Note: Third party diligence was performed by third parties only for the benefit of the respective clients, and neither such third-party diligence nor the diligence of Warburg Pincus may be relied upon by any OceanFirst and Flushing shareholder or other third party; No such diligence is a recommendation to any person, or otherwise expresses any view, as to how any shareholder should vote with respect to any matter relating to the proposed transaction.

The strategic acquisition accelerates OceanFirst’s organic growth in New York by immediately expanding its presence within the highly attractive, deposit-rich markets of Suffolk, Nassau, Queens, Brooklyn, and Manhattan counties. Following closing of the merger, the combined company is expected to have approximately $23 billion in assets, $17 billion in total loans, and $18 billion in total deposits across 71 retail branches.

OceanFirst concurrently announced that it has entered into an investment agreement with affiliates of funds managed by Warburg Pincus LLC ( “Warburg Pincus”), which is fully committed to invest $225 million for newly issued equity securities subject to the closing of the merger.

Upon completion of the proposed transaction, (a) the shares issued to Flushing stockholders in the merger are expected to represent approximately 30% of the outstanding shares of the combined company, (b) the shares issued to Warburg Pincus in the equity capital raise transaction discussed above are expected to represent approximately 12% of the outstanding shares of the combined company and (c) the shares of OceanFirst common stock that are outstanding immediately prior to completion of the merger are expected to represent approximately 58% of the outstanding shares of the combined company.

“This acquisition represents a natural extension of our proven growth strategy,” said Christopher Maher, Chairman and Chief Executive Officer of OceanFirst. “We are bringing together two highly complementary organizations, leveraging Flushing’s 95+ year distribution channel in Long Island and New York alongside OceanFirst’s relationship-driven business model and robust products and services. We share a disciplined credit philosophy and long-term commitment to the communities we serve and are highly confident that this combination will enable us to better support our customers and deliver meaningful value for shareholders.”

Christopher Maher, OceanFirst Chairman and Chief Executive Officer, will serve as the CEO of the combined holding company following completion of the merger. John Buran, President and Chief Executive Officer of Flushing, will join OceanFirst as the non-executive Chairman of the Board after the closing of the merger. The board of directors of the combined company will consist of 17 directors: ten from the existing OceanFirst board, six from the existing Flushing board and one from Warburg Pincus.

“We are excited to partner with OceanFirst, an organization that shares our values and long-term vision,” said Buran. “This transaction creates meaningful opportunities for our clients, employees, and communities while preserving the relationship-focused culture that has defined our bank for nearly a century. We look forward to taking the next step in our journey with OceanFirst and for our shareholders to participate in the future upside resulting from creating a scaled, more profitable franchise together.”

Todd Schell, Managing Director at Warburg Pincus, will join the board. He added, “This combination marries OceanFirst’s scalable platform and robust product suite with Flushing’s distribution network and deep customer relationships. We have known both franchises for a long time – they share an underlying culture and philosophy and are complementary in ways that unlock strategic value for the combined entity. This is a natural combination that can produce strong returns for shareholders.”

Financial Benefits of the Merger

This transaction is expected to be financially attractive with an estimated 2027 EPS accretion of approximately 16%, a strong internal rate of return of approximately 24% and with tangible book value dilution of approximately 6%, to be earned back in approximately 3 years. On a pro forma basis, the business is expected to deliver compelling return metrics supported by a strong balance sheet, including:

•	2027 Return on Average Tangible Common Equity of approximately 13%

•	2027 Return on Average Assets of approximately 1.00%

•	2027 Net Interest Margin of approximately 3.2%

•	2027 Non-Interest Expense to Average Assets of approximately 1.7%

•	Allowance Coverage Ratio of 1.5% at close

•	Common Equity Tier 1 Capital Ratio of 10.8%

Transaction Details

Flushing will merge into OceanFirst, with OceanFirst surviving. Under the terms of the merger agreement, Flushing stockholders will be entitled to receive 0.85x of a share of OceanFirst common stock for each share of Flushing common stock.

In the equity capital raise transaction, OceanFirst will sell approximately (i) 9.7 million shares of its common stock at a purchase price of $19.76 per share and (ii) shares of a new class of non-voting, common-equivalent stock representing the economic equivalent of 1.7 million shares of OceanFirst common stock at a purchase price of $19.76 per share of common stock to Warburg Pincus. In addition, OceanFirst will issue Warburg Pincus a warrant to purchase shares of non-voting, common-equivalent stock of OceanFirst representing the economic equivalent of approximately 11.4 million shares of common stock. The warrants carry a term of 7 years and are not exercisable before the third-year anniversary of the closing, except in certain limited circumstances. The warrants have a mandatory exercise if the market price of OceanFirst common stock closes at or above $30.00 per share for 20 days in a 30-day period, a 52% premium to the price paid on common stock.

Timing and Approvals

The transaction is expected to close in the second quarter of 2026, subject to the receipt of regulatory approvals, approval by OceanFirst and Flushing shareholders, and the satisfaction of other customary closing conditions. The equity capital raise is expected to close concurrently with the merger, subject to the concurrent closing of the merger and other closing conditions.

Conference Call and Additional Materials

OceanFirst will conduct a live conference call and webcast to discuss the transaction on Tuesday, December 30, 2025 at 8:00 a.m. ET. To listen to the live call, please dial 1-833-470-1428 and enter 407069 for the conference ID. A live webcast of the conference call and associate presentation materials will be available on the investor relations section of each company’s website at https://ir.oceanfirst.com/ and https://investor.flushingbank.com/.

Advisors

Keefe, Bruyette & Woods, Inc., A Stifel Company, served as financial advisor to OceanFirst and Simpson Thacher & Bartlett LLP served as its legal counsel. Piper Sandler & Co, served as financial advisor to Flushing and Hughes Hubbard & Reed LLP served as its legal counsel. J.P. Morgan acted as capital markets advisor and sole placement agent to OceanFirst. Jefferies LLC served as financial advisor to Warburg Pincus and Wachtell, Lipton, Rosen & Katz served as its legal counsel.

About OceanFirst

OceanFirst Financial Corp’s subsidiary, OceanFirst Bank N.A., founded in 1902, is a $14.3 billion regional bank serving business and retail customers throughout New Jersey and the major metropolitan areas between Massachusetts and Virginia. OceanFirst Bank delivers commercial and residential financing solutions, wealth management and deposit services and is one of the largest and oldest community-based financial institutions headquartered in New Jersey. To learn more about OceanFirst, please visit us at www.oceanfirst.com.

About Flushing

Flushing Financial Corporation (Nasdaq: FFIC) is the holding company for Flushing Bank®, an FDIC insured, New York State —chartered commercial bank that operates banking offices in Queens, Brooklyn, Manhattan, and on Long Island. The Bank has been building relationships with families, business owners, and communities since 1929. Today, it offers the products, services, and conveniences associated with large commercial banks, including a full complement of deposit, loan, equipment finance, and cash management services. Rewarding customers with personalized attention and bankers that can communicate in the languages prevalent within these multicultural markets is what makes the Bank uniquely different. As an Equal Housing Lender and leader in real estate lending, the Bank’s experienced lending teams create mortgage solutions for real estate owners and property managers both within and outside the New York City metropolitan area. The Bank also fosters relationships with consumers nationwide through its online banking division with the iGObanking® and BankPurely® brands.

Additional information on Flushing Bank and Flushing Financial Corporation may be obtained by visiting the Company’s website at FlushingBank.com. Flushing Financial Corporation’s earnings release and presentation slides will be available prior to the conference call at www.FlushingBank.com under Investor Relations.

About Warburg Pincus

Warburg Pincus LLC is the pioneer of global growth investing. A private partnership since 1966, the firm has the flexibility and experience to focus on helping investors and management teams achieve enduring success across market cycles. Today, the firm has more than $85 billion in assets under management, and more than 215 companies in their active portfolio, diversified across stages, sectors, and geographies. Warburg Pincus has invested in more than 1,000 companies across its private equity, real estate, and capital solutions strategies. The firm has a nearly 30-year history of investing in the banking sector, having invested over $4.5 billion in 23 regulated banking institutions around the world. Notable U.S. bank investments include Banc of California, EverBank, Dime Bancorp, Mellon Bank, Webster Financial, Sterling Financial and National Penn Bancshares.

The firm is headquartered in New York with more than 15 offices globally. For more information, please visit www.warburgpincus.com or follow us on LinkedIn.

Cautionary Note Regarding Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between OceanFirst Financial Corp. (“OceanFirst”) and Flushing Financial Corporation (“Flushing”) and the proposed investment by Warburg Pincus LLC (“Warburg Pincus”) in equity securities of OceanFirst. Forward-looking statements may be identified by the use of the words such as “ estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “could,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters, although not all forward-looking statements contain such identifying words. These forward-looking statements include, but are not limited to, statements regarding the proposed transaction between OceanFirst and Flushing and the proposed investment by Warburg Pincus, including statements as to the expected timing, completion and effects of the proposed transaction. These statements are based on various assumptions, whether or not identified in this document, and on the current expectations of OceanFirst’s and Flushing’s management and are not predictions of actual performance, and, as a result, are subject to risks and uncertainties. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict, may differ from assumptions and many are beyond the control of OceanFirst and Flushing. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the Private Securities Litigation Reform Act of 1995.

These forward-looking statements are subject to a number of risks and uncertainties, including, but not limited to: (i) the risk that the proposed transaction may not be completed in a timely manner or at all; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including obtaining the requisite OceanFirst and Flushing stockholder approvals or the necessary regulatory approvals (and the risk that such regulatory approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction); (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement between OceanFirst and Flushing; (iv) the inability to obtain alternative capital in the event it becomes necessary to complete the proposed transaction; (v) the effect of the announcement or pendency of the proposed transaction on OceanFirst’s and Flushing’s business relationships, operating results and business generally; (vi) risks that the proposed transaction disrupts current plans and operations of OceanFirst and Flushing; (vii) potential difficulties in retaining OceanFirst and Flushing customers and employees as a result of the proposed transaction; (viii) OceanFirst’s and Flushing’s estimates of its financial performance; (ix) changes in general economic, political, or industry conditions, including persistent inflation, supply chain issues or labor shortages, instability in global economic conditions and geopolitical matters, as well as volatility in financial markets; (x) uncertainty in U.S. fiscal and monetary policy, including the interest rate policies of the Federal Reserve; (xi) the credit risks of lending activities, which may be affected by deterioration in real estate markets and the financial condition of borrowers, and the operational risk of lending activities, including the effectiveness of OceanFirst’s and Flushing’s underwriting practices and the risk of fraud; (xii) fluctuations in the demand for loans; (xiii) the ability to develop and maintain a strong core deposit base or other low cost funding sources necessary to fund OceanFirst’s and Flushing’s activities particularly in a rising or high interest rate environment; (xiv) the rapid withdrawal of a significant amount of deposits over a short period of time; (xv) results of examinations by regulatory authorities of OceanFirst or Flushing and the possibility that any such regulatory authority may, among other things, limit OceanFirst’s or Flushing’s business activities, restrict OceanFirst’s or Flushing’s ability to invest in certain assets, refrain from issuing an approval or non-objection to certain capital or other actions, increase OceanFirst’s or Flushing’s allowance for credit losses, result in write-downs of asset values, restrict OceanFirst’s or Flushing’s ability or that of OceanFirst’s or Flushing’s bank subsidiary to pay dividends, or impose fines, penalties or sanctions; (xvi) the impact of bank failures or other adverse developments at other banks on general investor sentiment regarding the stability and liquidity of banks; (xvii) changes in the markets in which OceanFirst and Flushing compete, including with respect to the competitive landscape, technology evolution or regulatory changes; (xviii) changes in consumer spending, borrowing and saving habits; (xix) slowdowns in securities trading or shifting demand for security trading products; (xx) the impact of pandemics and other catastrophic events or disasters on the global economy and financial market conditions and our business, results of operations, and financial condition; (xxi) legislative or regulatory changes; (xxii) changes in U.S. trade policies, including the imposition of tariffs and retaliatory tariffs, (xxiii) impact of operating in a highly competitive industry; (xxiv) reliance on third party service providers; (xxv) competition in retaining key employees; (xxvi) risks related to data security and privacy, including the impact of any data security breaches, cyberattacks, employee or other internal misconduct, malware, phishing or ransomware, physical security breaches, natural disasters, or similar disruptions; (xxvii) changes to accounting principles and guidelines; (xxviii) potential litigation relating to the proposed transaction that could be instituted against OceanFirst, Flushing or their respective directors and officers, including the effects of any outcomes related thereto; (xxix) volatility in the trading price of OceanFirst’s or Flushing’s securities; (xxx) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities; (xxxi) the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected expenses, factors or events; (xxxii) the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where OceanFirst and Flushing do business; and (xxxiii) the dilution caused by OceanFirst’s issuance of additional shares of its capital stock in connection with the transaction. The foregoing list of factors is not exhaustive. All forward-looking statements are expressly qualified in their entirety by the cautionary statements set forth above.

You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of OceanFirst’s registration statement on Form S-4 that will contain a joint proxy statement/prospectus discussed below, when it becomes available, and other documents filed by OceanFirst or Flushing from time to time with the U.S. Securities and Exchange Commission (the “SEC”). These filings do and will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. If any of these risks materialize or our assumptions prove incorrect, actual events and results could differ materially from those contained in the forward-looking statements. There may be additional risks that neither OceanFirst nor Flushing presently knows or that OceanFirst or Flushing currently believes are immaterial that could also cause actual events and results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect OceanFirst’s and Flushing’s expectations, plans or forecasts of future events and views as of the date of this document. OceanFirst and Flushing anticipate that subsequent events and developments will cause OceanFirst’s and Flushing’s assessments to change. While OceanFirst and Flushing may elect to update these forward-looking statements at some point in the future, OceanFirst and Flushing specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing OceanFirst’s and Flushing’s assessments as of any date subsequent to the date of this document. Accordingly, undue reliance should not be placed upon the forward-looking statements. Forward-looking statements speak only as of the date they are made. Neither OceanFirst nor Flushing gives any assurance that either OceanFirst or Flushing, or the combined company, will achieve the results or other matters set forth in the forward-looking statements.

Additional Information and Where to Find It

This document is not a proxy statement or solicitation or a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction and shall not constitute an offer to sell or a solicitation of an offer to buy the securities of OceanFirst, Flushing or the combined company, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

This document relates to the proposed transaction between OceanFirst and Flushing and the proposed investment in OceanFirst by Warburg Pincus. OceanFirst intends to file a registration statement on Form S-4 with the SEC, which will include a preliminary joint proxy statement/prospectus to be distributed to holders of OceanFirst’s common stock and Flushing’s common stock in connection with OceanFirst’s and Flushing’s solicitation of proxies for the vote by OceanFirst’s stockholders and Flushing’s stockholders with respect to the proposed transaction. After the registration statement has been filed and declared effective, OceanFirst and Flushing will mail a definitive joint proxy statement/prospectus to their respective stockholders that, as of the applicable record date, are entitled to vote on the matters being considered at the OceanFirst stockholder meeting and at the Flushing stockholder meeting, as applicable. OceanFirst or Flushing may also file other documents with the SEC regarding the proposed transaction.

Before making any voting or investment decision, investors and security holders are urged to carefully read the entire registration statement and joint proxy statement/prospectus (including all amendments and supplements thereto) when they become available, and any other relevant documents filed with the SEC, And the definitive versions thereof (when they become available), as well as any amendments or supplements to such documents, carefully and in their entirety because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, the joint proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by OceanFirst or Flushing through the website maintained by the SEC at www.sec.gov.

The documents filed by OceanFirst or Flushing with the SEC also may be obtained free of charge at OceanFirst’s or Flushing’s website at https://ir.oceanfirst.com/, under the heading “Financials” or https://investor.flushingbank.com/, under the heading “Financials”, respectively, or upon written request to OceanFirst, Attention: Investor Relations, 110 West Front Street, Red Bank, New Jersey 07701 or Flushing, Attention: Investor Relations, 220 RXR Plaza, Uniondale, New York 11556, respectively.

Participants in Solicitation

OceanFirst and Flushing and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from OceanFirst’s stockholders or Flushing’s stockholders in connection with the proposed transaction under the rules of the SEC. OceanFirst’s stockholders, Flushing’s stockholders and other interested persons will be able to obtain, without charge, more detailed information regarding the names, affiliations and interests of directors and executive officers of OceanFirst and Flushing in OceanFirst’s registration statement on Form S-4 that will be filed, as well other documents filed by OceanFirst or Flushing from time to time with the SEC. Other information regarding persons who may, under the rules of the SEC, be deemed the participants in the proxy solicitation of OceanFirst’s or Flushing’s stockholders in connection with the proposed transaction and a description of their direct and indirect interests, by security holdings or otherwise, will be included in the preliminary joint proxy statement/prospectus and will be contained in other relevant materials to be filed with the SEC regarding the proposed transaction (if and when they become available). You may obtain free copies of these documents at the SEC’s website at www.sec.gov. Copies of documents filed with the SEC by OceanFirst or Flushing will also be available free of charge from OceanFirst or Flushing using the contact information above.

Investor Relations Inquiries:

OceanFirst Financial Corp.

Alfred Goon

SVP Corporate Development and Investor Relations

investorrelations@oceanfirst.com

Flushing Financial Corporation

Susan K. Cullen

SEVP and Chief Financial Officer

scullen@flushingbank.com

Media Inquiries:

OceanFirst Financial Corp.

Jill Hewitt

SVP Director of Corporate Communications and Community Impact

jhewitt@oceanfirst.com

1.888.623.2633 ext.27513